IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, INC.	0001021913
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for September 28, 2004	333-109272
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on September 28 2004.

CWABS, INC.

By: [signature]
Name: Celia Coulter
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

CWABS Revolving Home Equity Loan Trust,
Series 2004-M
Revolving Home Equity Loan Notes, Series 2004-M

ABS New Transaction

Computational Materials

$1,015,230,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST, Series 2004-M

Revolving Home Equity Loan Asset Backed Notes, Series 2004-M



HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: September 24, 2004

$1,015,230,000 (Approximate)

Revolving Home Equity Loan Trust (2004-M)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-M

Class	Approximate Amount (1)	Note Rate	WAL (Years) Call/Mat (2)	Payment Window (Months) Call/Mat (2)	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
1-A	$506,137,000	LIBOR + 28(3)	2.54 / 2.70	1-73 / 1-143	August 2029	AAA / Aaa
2-A	$509,093,000			*Not Offered Herein*		
Total	$1,015,230,000					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 40% CPR and a 15% draw rate, with respect to the Mortgage Loans and a settlement date of September 29, 2004.
(3) Subject to the lesser of (a) a fixed cap of 16.00% and (b) the related Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter:	Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).
Sponsor and Master Servicer:	Countrywide Home Loans, Inc. ("Countrywide").
Depositor:	CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).
Custodian:	Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).
Note Insurer:	Ambac Assurance Corporation ("Ambac")
Indenture Trustee:	JP Morgan Chase Bank.
Owner Trustee:	Wilmington Trust Company.

Relevant Dates

Expected Closing Date:	September 29, 2004.
Expected Settlement Date:	September 29, 2004.
Cut-off Date:	September 22, 2004.
Interest Period:	Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through November 14, 2004.
Payment Date:	The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing November 15, 2004.
Collection Period:	With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of October 2004.

The Mortgage Loans

Description of Mortgage Loans:	The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans" and "Group 2 Mortgage Loans"). The Group 1 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties with conforming loan balances based on maximum credit limits and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related loan group transferred to the Trust on the closing date.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of approximately $1,000,001,501 (subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of September 9, 2004. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. Approximately 0.23% of the Group 1 Mortgage Loans require a balloon repayment at the end of the Draw Period and approximately 0.31% of the Group 2 Mortgage Loans require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-M (the "Trust"). As of the Closing Date, the aggregate principal balance of both classes of the Notes will be $1,015,230,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream and the Euroclear System.

Note Rate: Except as noted below, each class of Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.28%, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 16.00%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable), weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the Collection Period relating to the Payment Date, net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate times a fraction, the numerator, which is the Note principal balance of the applicable class of Notes and the denominator of which is the related Loan Group Balance, and (iii) commencing with the Payment Date in November 2005, the Note Insurer Carve-out Rate. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the November 2005 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the sum of (x) the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period without giving effect to the related Net WAC cap, over (b) the amount of interest that actually accrued on such Notes during such period, and (y) any Basis Risk Carryforward remaining unpaid from prior Payment Dates together with accrued interest thereon at the Note Rate without giving effect to the related Net WAC cap. The Basis Risk Carryforward will be paid to the extent funds are available from the related Mortgage Loans as set forth in "Group 1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 1 Mortgage Loans;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
6. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 1 Mortgage Loans;
8. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 2-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 1 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 1-A Notes;
12. Basis Risk Carryforward related to the Class 1-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 2 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Group 2
Distributions of Interest:

Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 2 Mortgage Loans;
2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
6. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 2 Mortgage Loans;
8. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 1-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 2 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 2-A Notes;
12. Basis Risk Carryforward related to the Class 2-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 1 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal:

Collections of principal related to the Mortgage Loans in each loan group are to be applied to the related class of Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of a class of Notes for each Payment Date will equal, to the extent funds are available from the related Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for those Notes, and (ii) principal collections from the related Mortgage Loans relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on those Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" for each class of Notes shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in October 2009.

The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related Allocated Transferor Interest is less than the related Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the related Allocated Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, [98.65]%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of each class of Notes will be equal to the related Maximum Principal Payment.

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of both classes of Notes is less than or equal to 10% of the initial aggregate principal balance of the Notes of both classes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, its Excess Interest Collections are the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans in that loan group, and (c) the premium paid to the Note Insurer allocable to that Loan Group. Investor Interest Collections from a loan group will be available to cover losses on the Mortgage Loans in the related loan group first and then, if necessary, in the unrelated loan group.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the Allocated Transferor Interest related to each loan group will be available to provide limited protection against Investor Loss Amounts in such loan group (as defined below) up to the Available Transferor Subordinated Amount for such loan group. The "Available Transferor Subordinated Amount" for each loan group is, for any Payment Date, the lesser of the related Allocated Transferor Interest and the related Required Transferor Subordinated Amount. The "Allocated Transferor Interest" for any date of determination, will equal (a) the related Loan Group Balance of the related Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance of the class of Notes related to that Loan Group (after giving effect to the distribution of all amounts actually distributed on that class of notes on that date). Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" for each loan group will be (i) prior to the step-down date, [1.35]% of the Cut-off Date Balance of the related Mortgage Loans and (ii) on or after the step-down date and so long as a trigger event is not in effect, [2.70]% of the then current unpaid principal balance of the related Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Mortgage Loans). The Allocated Transferor Interest for each loan group will be less than zero on the Closing Date.

The initial aggregate principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related Loan Group transferred to the issuer on the closing date. This excess represents an undercollateralization of approximately 1.50% of the original principal balance of the Notes.

3. Surety Wrap. Ambac will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from Mortgage Loans in the relevant loan group. The "Investor Floating Allocation Percentage," for any Payment Date and each loan group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each loan group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class 1-A (To Call) [1]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.07	5.12	3.12	2.54	2.09	1.74	1.62
MDUR (yr)	5.60	4.77	2.98	2.44	2.02	1.69	1.58
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Jul16	Apr15	Dec11	Nov10	Dec09	Feb09	Oct08

[1] Based on a 15% draw rate.

Class 1-A (To Maturity) [1]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.33	5.36	3.31	2.70	2.23	1.87	1.75
MDUR (yr)	5.79	4.95	3.14	2.58	2.15	1.81	1.70
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Nov24	Mar23	May18	Jul16	Jan15	Sep13	Mar13

[1] Based on a 15% draw rate.

ABS New Transaction

Computational Materials

$1,015,230,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST,
Series 2004-M

Revolving Home Equity Loan Asset Backed
Notes, Series 2004-M


Countrywide

HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: September 24, 2004

$1,015,230,000 (Approximate)

Revolving Home Equity Loan Trust (2004-M)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-M

Class	Approximate Amount [1]	Note Rate	WAL (Years) Call/Mat [2]	Payment Window (Months) Call/Mat [2]	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
1-A	$506,137,000			*Not Offered Herein*		
2-A	$509,093,000	LIBOR + 28[3]	2.54 / 2.70	1-73 / 1-143	August 2029	AAA / Aaa
Total	**$1,015,230,000**					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 40% CPR and a 15% draw rate, with respect to the Mortgage Loans and a settlement date of September 29, 2004.
(3) Subject to the lesser of (a) a fixed cap of 16.00% and (b) the related Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter: Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).

Sponsor and Master Servicer: Countrywide Home Loans, Inc. ("Countrywide").

Depositor: CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).

Custodian: Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).

Note Insurer: Ambac Assurance Corporation ("Ambac")

Indenture Trustee: JP Morgan Chase Bank.

Owner Trustee: Wilmington Trust Company.

Relevant Dates

Expected Closing Date: September 29, 2004.

Expected Settlement Date: September 29, 2004.

Cut-off Date: September 22, 2004.

Interest Period: Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through November 14, 2004.

Payment Date: The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing November 15, 2004.

Collection Period: With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of October 2004.

The Mortgage Loans

Description of Mortgage Loans: The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans" and "Group 2 Mortgage Loans"). The Group 1 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties with conforming loan balances based on maximum credit limits and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related loan group transferred to the Trust on the closing date.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of approximately $1,000,001,501 (subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of September 9, 2004. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. Approximately 0.23% of the Group 1 Mortgage Loans require a balloon repayment at the end of the Draw Period and approximately 0.31% of the Group 2 Mortgage Loans require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-M (the "Trust"). As of the Closing Date, the aggregate principal balance of both classes of the Notes will be $1,015,230,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream and the Euroclear System.

Note Rate: Except as noted below, each class of Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.28%, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 16.00%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable), weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the Collection Period relating to the Payment Date, net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate times a fraction, the numerator, which is the Note principal balance of the applicable class of Notes and the denominator of which is the related Loan Group Balance, and (iii) commencing with the Payment Date in November 2005, the Note Insurer Carve-out Rate. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the November 2005 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the sum of (x) the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period without giving effect to the related Net WAC cap, over (b) the amount of interest that actually accrued on such Notes during such period, and (y) any Basis Risk Carryforward remaining unpaid from prior Payment Dates together with accrued interest thereon at the Note Rate without giving effect to the related Net WAC cap. The Basis Risk Carryforward will be paid to the extent funds are available from the related Mortgage Loans as set forth in "Group 1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 1 Mortgage Loans;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
6. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 1 Mortgage Loans;
8. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 2-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 1 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 1-A Notes;
12. Basis Risk Carryforward related to the Class 1-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 2 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Group 2 Distributions of Interest:

Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 2 Mortgage Loans;
2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
6. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 2 Mortgage Loans;
8. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 1-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 2 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 2-A Notes;
12. Basis Risk Carryforward related to the Class 2-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 1 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal:

Collections of principal related to the Mortgage Loans in each loan group are to be applied to the related class of Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of a class of Notes for each Payment Date will equal, to the extent funds are available from the related Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for those Notes, and (ii) principal collections from the related Mortgage Loans relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on those Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" for each class of Notes shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in October 2009.

The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related Allocated Transferor Interest is less than the related Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the related Allocated Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, [98.65]%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of each class of Notes will be equal to the related Maximum Principal Payment.

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of both classes of Notes is less than or equal to 10% of the initial aggregate principal balance of the Notes of both classes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, its Excess Interest Collections are the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans in that loan group, and (c) the premium paid to the Note Insurer allocable to that Loan Group. Investor Interest Collections from a loan group will be available to cover losses on the Mortgage Loans in the related loan group first and then, if necessary, in the unrelated loan group.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the Allocated Transferor Interest related to each loan group will be available to provide limited protection against Investor Loss Amounts in such loan group (as defined below) up to the Available Transferor Subordinated Amount for such loan group. The "Available Transferor Subordinated Amount" for each loan group is, for any Payment Date, the lesser of the related Allocated Transferor Interest and the related Required Transferor Subordinated Amount. The "Allocated Transferor Interest" for any date of determination, will equal (a) the related Loan Group Balance of the related Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance of the class of Notes related to that Loan Group (after giving effect to the distribution of all amounts actually distributed on that class of notes on that date). Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" for each loan group will be (i) prior to the step-down date, [1.35]% of the Cut-off Date Balance of the related Mortgage Loans and (ii) on or after the step-down date and so long as a trigger event is not in effect, [2.70]% of the then current unpaid principal balance of the related Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Mortgage Loans). The Allocated Transferor Interest for each loan group will be less than zero on the Closing Date.

The initial aggregate principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related Loan Group transferred to the issuer on the closing date. This excess represents an undercollateralization of approximately 1.50% of the original principal balance of the Notes.

3. Surety Wrap. Ambac will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from Mortgage Loans in the relevant loan group. The "Investor Floating Allocation Percentage," for any Payment Date and each loan group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each loan group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class 2-A (To Call) [1]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.07	5.12	3.12	2.54	2.09	1.74	1.62
MDUR (yr)	5.60	4.77	2.98	2.44	2.02	1.70	1.58
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Jul16	Apr15	Dec11	Nov10	Dec09	Feb09	Oct08

(1) Based on a 15% draw rate.

Class 2-A (To Maturity) [1]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.33	5.36	3.32	2.70	2.23	1.87	1.75
MDUR (yr)	5.79	4.95	3.14	2.58	2.15	1.82	1.70
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Nov24	Mar23	May18	Jul16	Jan15	Sep13	Mar13

(1) Based on a 15% draw rate.


Countrywide
SECURITIES CORPORATION

ABS New Transaction

Computational Materials

$1,015,230,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST, Series 2004-M

Revolving Home Equity Loan Asset Backed Notes, Series 2004-M


Countrywide

HOME LOANS

Sponsor and Master Servicer



The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: September 24, 2004

$1,015,230,000 (Approximate)

Revolving Home Equity Loan Trust (2004-M)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-M

Class	Approximate Amount (1)	Note Rate	WAL (Years) Call/Mat (2)	Payment Window (Months) Call/Mat (2)	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
1-A	$506,137,000	LIBOR + 28(3)	2.54 / 2.70	1-73 / 1-143	August 2029	AAA / Aaa
2-A	$509,093,000			*Not Offered Herein*		
Total	$1,015,230,000					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 40% CPR and a 15% draw rate, with respect to the Mortgage Loans and a settlement date of September 29, 2004.
(3) Subject to the lesser of (a) a fixed cap of 16.00% and (b) the related Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter:	Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).
Sponsor and Master Servicer:	Countrywide Home Loans, Inc. ("Countrywide").
Depositor:	CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).
Custodian:	Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).
Note Insurer:	Ambac Assurance Corporation ("Ambac")
Indenture Trustee:	JP Morgan Chase Bank.
Owner Trustee:	Wilmington Trust Company.

Relevant Dates

Expected Closing Date:	September 29, 2004.
Expected Settlement Date:	September 29, 2004.
Cut-off Date:	September 22, 2004.
Interest Period:	Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through November 14, 2004.
Payment Date:	The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing November 15, 2004.
Collection Period:	With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of October 2004.

The Mortgage Loans

Description of Mortgage Loans:	The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans" and "Group 2 Mortgage Loans"). The Group 1 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties with conforming loan balances based on maximum credit limits and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related loan group transferred to the Trust on the closing date.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of approximately $1,000,001,501 (subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of September 9, 2004. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. Approximately 0.23% of the Group 1 Mortgage Loans require a balloon repayment at the end of the Draw Period and approximately 0.31% of the Group 2 Mortgage Loans require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-M (the "Trust"). As of the Closing Date, the aggregate principal balance of both classes of the Notes will be $1,015,230,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream and the Euroclear System.

Note Rate: Except as noted below, each class of Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.28%, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 16.00%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable), weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the Collection Period relating to the Payment Date, net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate times a fraction, the numerator, which is the Note principal balance of the applicable class of Notes and the denominator of which is the related Loan Group Balance, and (iii) commencing with the Payment Date in November 2005, the Note Insurer Carve-out Rate. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the November 2005 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the sum of (x) the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period without giving effect to the related Net WAC cap, over (b) the amount of interest that actually accrued on such Notes during such period, and (y) any Basis Risk Carryforward remaining unpaid from prior Payment Dates together with accrued interest thereon at the Note Rate without giving effect to the related Net WAC cap. The Basis Risk Carryforward will be paid to the extent funds are available from the related Mortgage Loans as set forth in "Group 1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 1 Mortgage Loans;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
6. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 1 Mortgage Loans;
8. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 2-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 1 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 1-A Notes;
12. Basis Risk Carryforward related to the Class 1-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 2 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Group 2 Distributions of Interest: Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 2 Mortgage Loans;
2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
6. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 2 Mortgage Loans;
8. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 1-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 2 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 2-A Notes;
12. Basis Risk Carryforward related to the Class 2-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 1 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal: Collections of principal related to the Mortgage Loans in each loan group are to be applied to the related class of Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of a class of Notes for each Payment Date will equal, to the extent funds are available from the related Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for those Notes, and (ii) principal collections from the related Mortgage Loans relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on those Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" for each class of Notes shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in October 2009.

The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related Allocated Transferor Interest is less than the related Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the related Allocated Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, [98.65]%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of each class of Notes will be equal to the related Maximum Principal Payment.

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of both classes of Notes is less than or equal to 10% of the initial aggregate principal balance of the Notes of both classes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, its Excess Interest Collections are the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans in that loan group, and (c) the premium paid to the Note Insurer allocable to that Loan Group. Investor Interest Collections from a loan group will be available to cover losses on the Mortgage Loans in the related loan group first and then, if necessary, in the unrelated loan group.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the Allocated Transferor Interest related to each loan group will be available to provide limited protection against Investor Loss Amounts in such loan group (as defined below) up to the Available Transferor Subordinated Amount for such loan group. The "Available Transferor Subordinated Amount" for each loan group is, for any Payment Date, the lesser of the related Allocated Transferor Interest and the related Required Transferor Subordinated Amount. The "Allocated Transferor Interest" for any date of determination, will equal (a) the related Loan Group Balance of the related Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance of the class of Notes related to that Loan Group (after giving effect to the distribution of all amounts actually distributed on that class of notes on that date). Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" for each loan group will be (i) prior to the step-down date, [1.35]% of the Cut-off Date Balance of the related Mortgage Loans and (ii) on or after the step-down date and so long as a trigger event is not in effect, [2.70]% of the then current unpaid principal balance of the related Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Mortgage Loans). The Allocated Transferor Interest for each loan group will be less than zero on the Closing Date.

   The initial aggregate principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related Loan Group transferred to the issuer on the closing date. This excess represents an undercollateralization of approximately 1.50% of the original principal balance of the Notes.

3. Surety Wrap. Ambac will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from Mortgage Loans in the relevant loan group. The "Investor Floating Allocation Percentage," for any Payment Date and each loan group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each loan group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class 1-A (To Call) (1)

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.07	5.12	3.12	2.54	2.09	1.74	1.62
MDUR (yr)	5.60	4.77	2.98	2.44	2.02	1.69	1.58
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Jul16	Apr15	Dec11	Nov10	Dec09	Feb09	Oct08

(1) Based on a 15% draw rate.

Class 1-A (To Maturity) (1)

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.33	5.36	3.31	2.70	2.23	1.87	1.75
MDUR (yr)	5.79	4.95	3.14	2.58	2.15	1.81	1.70
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Nov24	Mar23	May18	Jul16	Jan15	Sep13	Mar13

(1) Based on a 15% draw rate.

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for
CWABS Revolving Home Equity Loan Trust, Series 2004-M
Group 1

$498,545,051

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Aggregate Principal Balance		$498,545,051	
Aggregate Credit Limit		$558,062,106	
WA Coupon (Gross)		6.907%	3.000% to 12.250%
WA Margin (Gross)		2.512%	-0.250% to 7.750%
WA Maximum Rate		17.990%	12.000% to 21.000%
Average Principal Balance		$33,210	$1,000 to $155,000
Average Credit Limit		$37,174	$7,500 to $165,000
WA Remaining Term To Scheduled Maturity (months)		298	109 to 352
WA Combined Loan-to-Value Ratio		89.27%	6.84% to 100.00%
Average Credit Utilization Rate		91.46%	0.70% to 100.00%
Origination Period			2/18/1998 to 7/26/2004
Secured by (% of pool)	1st Liens	0.00%	
	2nd Liens	100.00%	
WA Months to First Roll		1	
WA FICO		704	
WA Second Mortgage Ratio		25.97%	3.55% to 100.00%

Top 5 States		Top 5 Prop		Doc Types		Appr Types		Occ Codes		Delinq Status	
CA	19.92%	SFR	72.18%	ALT	30.94%	1004U	57.80%	OO	95.68%	Current	100.00
FL	7.53%	PUD	16.42%	REDUCE	21.90%	PrpValUp	15.90%	INV	2.74%		
CO	5.04%	CND	9.38%	FULL	18.37%	1073C	6.93%	2H	1.58%		
NJ	4.42%	2-4U	1.42%	STREAM	16.41%	2055I	5.31%				
NV	4.39%	UNK	0.60%	SUPERS	12.38%	2055E	4.26%				

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for
CWABS Revolving Home Equity Loan Trust, Series 2004-M
Group 1

$498,545,051

Loan Programs

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
HELOC 10YDR/20YRP	$8,162,713	219	1.64	$37,273	5.241	350.83	720	99.9
HELOC 10YDR/0YRP	$1,069,972	26	0.21	$41,153	5.666	109.83	726	100.0
HELOC 5YDR/5YRP	$525,527	25	0.11	$21,021	6.814	116.67	717	92.9
HELOC 10YDR/15YRP	$488,654,318	14,738	98.02	$33,156	6.938	297.57	703	89.1
HELOC 15YDR/0YRP	$94,847	2	0.02	$47,423	5.528	179.00	705	93.4
HELOC 15YDR/10YRP	$37,675	2	0.01	$18,837	3.101	298.92	661	92.8
	$498,545,051	15,012	100.00	$33,210	6.907	297.82	704	89.3

Principal Balances

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $10,000.00	$2,760,670	466	0.55	$5,924	6.296	296.90	713	81.0
$10,000.01 - $20,000.00	$54,060,515	3,397	10.84	$15,914	6.948	297.22	703	87.7
$20,000.01 - $30,000.00	$109,867,047	4,302	22.04	$25,539	6.988	297.69	704	90.7
$30,000.01 - $40,000.00	$98,709,382	2,825	19.80	$34,941	6.986	298.16	707	90.7
$40,000.01 - $50,000.00	$84,330,937	1,857	16.92	$45,412	7.020	297.79	706	90.6
$50,000.01 - $60,000.00	$52,437,595	956	10.52	$54,851	7.054	297.64	704	91.4
$60,000.01 - $70,000.00	$34,373,898	533	6.89	$64,491	6.937	297.87	698	90.0
$70,000.01 - $80,000.00	$18,463,018	245	3.70	$75,359	6.529	298.74	691	85.4
$80,000.01 - $90,000.00	$12,421,134	146	2.49	$85,076	6.269	298.78	703	82.5
$90,000.01 - $100,000.00	$16,018,652	165	3.21	$97,083	6.494	297.89	693	80.0
$100,000.01 - $125,000.00	$7,194,638	64	1.44	$112,416	6.049	298.18	701	79.9
$125,000.01 - $150,000.00	$7,752,565	55	1.56	$140,956	5.951	297.01	710	80.7
$150,000.01 - $175,000.00	$155,000	1	0.03	$155,000	4.500	299.00	721	69.4
	$498,545,051	15,012	100.00	$33,210	6.907	297.82	704	89.3

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 3.000	$11,260,121	319	2.26	$35,298	3.000	298.84	698	91.3
3.001 - 3.500	$1,332,958	36	0.27	$37,027	3.250	298.83	709	91.9
3.501 - 4.000	$399,517	11	0.08	$36,320	3.994	297.65	697	82.3
4.001 - 4.500	$23,389,559	648	4.69	$36,095	4.477	297.33	745	69.1
4.501 - 5.000	$34,974,296	981	7.02	$35,652	4.905	299.85	714	75.3
5.001 - 5.500	$19,632,424	442	3.94	$44,417	5.362	303.03	710	78.8
5.501 - 6.000	$31,956,537	914	6.41	$34,963	5.761	300.98	666	76.2
6.001 - 6.500	$42,324,884	1,504	8.49	$28,142	6.348	296.29	723	87.1
6.501 - 7.000	$137,339,826	4,317	27.55	$31,814	6.928	297.06	728	94.8
7.001 - 7.500	$49,781,029	1,543	9.99	$32,262	7.400	297.44	669	90.2
7.501 - 8.000	$87,929,114	2,523	17.64	$34,851	7.978	297.43	701	98.0
8.001 - 8.500	$15,209,359	486	3.05	$31,295	8.281	297.71	706	96.2
8.501 - 9.000	$14,296,523	442	2.87	$32,345	8.832	297.78	674	94.9
9.001 - 9.500	$6,193,106	204	1.24	$30,358	9.239	297.68	677	96.2
9.501 - 10.000	$2,542,405	81	0.51	$31,388	9.848	297.29	684	96.1
10.001 - 10.500	$1,111,036	28	0.22	$39,680	10.198	297.48	669	86.2

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for
CWABS Revolving Home Equity Loan Trust, Series 2004-M
Group 1

$498,545,051

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.501 - 11.000	$18,475,908	525	3.71	$35,192	10.697	295.36	611	80.4
11.001 - 11.500	$191,495	4	0.04	$47,874	11.250	294.65	608	77.8
11.501 - 12.000	$115,269	2	0.02	$57,634	11.625	296.09	599	83.1
12.001 - 12.500	$89,682	2	0.02	$44,841	12.180	296.12	622	82.6
	$498,545,051	15,012	100.00	$33,210	6.907	297.82	704	89.3

Months Remaining to Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
109 - 120	$1,595,498	51	0.32	$31,284	6.044	112.08	723	97.6
169 - 180	$94,847	2	0.02	$47,423	5.528	179.00	705	93.4
217 - 228	$47,705	2	0.01	$23,853	7.545	224.54	687	96.4
253 - 264	$27,269	1	0.01	$27,269	10.875	263.00	590	100.0
277 - 288	$1,119,006	42	0.22	$26,643	9.089	287.08	634	81.2
289 - 300	$487,498,012	14,695	97.78	$33,174	6.933	297.60	704	89.1
349 - 360	$8,162,713	219	1.64	$37,273	5.241	350.83	720	99.9
	$498,545,051	15,012	100.00	$33,210	6.907	297.82	704	89.3

Combined Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 10.00	$50,000	1	0.01	$50,000	5.625	299.00	620	6.8
10.01 - 20.00	$36,774	2	0.01	$18,387	6.045	298.00	727	17.8
20.01 - 30.00	$1,345,022	34	0.27	$39,559	5.208	297.59	705	26.0
30.01 - 40.00	$2,468,711	73	0.50	$33,818	5.037	297.99	719	35.9
40.01 - 50.00	$6,272,905	165	1.26	$38,018	5.423	297.42	701	45.6
50.01 - 60.00	$12,092,108	338	2.43	$35,775	5.654	297.58	699	56.5
60.01 - 70.00	$33,416,581	898	6.70	$37,212	5.520	297.70	694	67.1
70.01 - 80.00	$52,078,185	1,486	10.45	$35,045	5.869	297.30	684	77.6
80.01 - 90.00	$125,474,586	4,410	25.17	$28,452	7.251	297.40	685	88.7
90.01 - 100.00	$265,312,180	7,605	53.22	$34,887	7.242	298.16	718	98.1
	$498,545,051	15,012	100.00	$33,210	6.907	297.82	704	89.3

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AK	$926,029	26	0.19	$35,617	7.125	297.69	688	91.2
AL	$7,660,867	287	1.54	$26,693	6.878	297.21	719	94.3
AZ	$18,467,815	624	3.70	$29,596	6.837	298.09	707	92.9
CA	$99,299,822	2,376	19.92	$41,793	6.820	297.06	694	82.9
CO	$25,140,621	701	5.04	$35,864	6.819	297.97	718	93.5
CT	$5,920,283	166	1.19	$35,664	6.430	299.21	707	88.4
DC	$663,429	18	0.13	$36,857	6.248	298.09	679	80.0

$498,545,051

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
DE	$1,964,739	57	0.39	$34,469	6.810	297.58	693	85.3
FL	$37,516,769	1,220	7.53	$30,751	6.886	297.83	710	90.9
GA	$13,345,930	421	2.68	$31,701	7.008	299.82	705	94.1
HI	$2,963,709	83	0.59	$35,707	6.564	298.19	711	85.8
IA	$2,386,616	92	0.48	$25,941	6.839	301.91	708	91.2
ID	$4,616,747	172	0.93	$26,842	7.094	297.83	713	93.7
IL	$19,943,011	596	4.00	$33,461	6.977	297.65	709	91.7
IN	$6,649,940	263	1.33	$25,285	7.165	297.85	704	94.4
KS	$3,035,425	113	0.61	$26,862	6.940	297.64	707	94.7
KY	$4,235,407	163	0.85	$25,984	7.146	297.56	707	94.3
LA	$3,702,368	141	0.74	$26,258	7.271	297.82	695	90.6
MA	$12,779,115	337	2.56	$37,920	6.709	298.04	702	86.7
MD	$11,477,618	310	2.30	$37,025	6.912	297.61	695	88.9
ME	$1,640,210	50	0.33	$32,804	6.637	297.27	691	86.0
MI	$15,982,418	522	3.21	$30,618	6.845	304.26	707	93.4
MN	$8,669,349	254	1.74	$34,131	6.861	297.78	709	91.0
MO	$5,370,860	219	1.08	$24,524	6.935	298.29	701	93.5
MS	$2,228,987	82	0.45	$27,183	7.086	299.21	705	91.6
MT	$998,948	39	0.20	$25,614	6.823	299.88	720	90.8
NC	$10,418,334	383	2.09	$27,202	6.984	298.04	710	95.3
ND	$262,137	12	0.05	$21,845	6.789	296.88	699	90.0
NE	$720,459	25	0.14	$28,818	6.903	297.65	713	94.4
NH	$2,871,726	86	0.58	$33,392	6.942	298.60	698	90.8
NJ	$22,042,786	615	4.42	$35,842	6.906	297.00	697	85.8
NM	$2,454,119	89	0.49	$27,574	7.019	295.50	700	92.2
NV	$21,882,052	576	4.39	$37,990	7.294	297.74	704	89.4
NY	$18,539,933	529	3.72	$35,047	6.285	298.34	705	80.6
OH	$13,522,623	482	2.71	$28,055	7.188	298.62	701	92.7
OK	$2,719,412	105	0.55	$25,899	6.758	299.06	717	92.2
OR	$6,792,862	223	1.36	$30,461	7.071	298.28	703	91.4
PA	$15,950,643	556	3.20	$28,688	6.860	298.29	707	90.8
RI	$2,842,085	80	0.57	$35,526	7.376	298.73	684	86.1
SC	$3,922,112	150	0.79	$26,147	7.190	297.88	711	93.4
SD	$480,692	15	0.10	$32,046	6.604	309.16	706	94.4
TN	$7,746,740	274	1.55	$28,273	7.040	297.52	709	95.1
TX	$1,821,463	66	0.37	$27,598	7.239	297.84	729	96.7
UT	$5,456,054	196	1.09	$27,837	7.075	297.79	710	93.2
VA	$15,493,124	437	3.11	$35,453	7.110	298.44	700	90.7
VT	$563,223	20	0.11	$28,161	6.648	300.49	710	89.0
WA	$16,801,163	481	3.37	$34,930	7.122	298.24	707	92.0
WI	$5,841,630	205	1.17	$28,496	7.029	298.92	703	92.0
WV	$1,112,264	51	0.22	$21,809	6.898	212.38	708	93.1
WY	$700,384	24	0.14	$29,183	6.457	298.00	716	86.2
	$498,545,051	15,012	100.00	$33,210	6.907	297.82	704	89.3

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for
CWABS Revolving Home Equity Loan Trust, Series 2004-M
Group 1

$498,545,051

FICO Ranges

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
841 - 850	$18,213	1	0.00	$18,213	6.375	299.00	842	90.0
821 - 840	$606,292	22	0.12	$27,559	5.906	297.90	829	78.0
801 - 820	$6,722,426	215	1.35	$31,267	6.300	297.48	808	86.2
781 - 800	$20,818,763	680	4.18	$30,616	6.341	296.55	789	88.7
761 - 780	$38,658,393	1,248	7.75	$30,976	6.493	298.17	769	90.2
741 - 760	$55,376,457	1,691	11.11	$32,748	6.590	298.57	750	91.2
721 - 740	$67,365,823	2,038	13.51	$33,055	6.687	298.00	730	92.3
701 - 720	$80,830,897	2,361	16.21	$34,236	6.687	297.51	710	91.8
681 - 700	$63,383,615	1,847	12.71	$34,317	6.928	298.01	690	90.2
661 - 680	$61,756,841	1,809	12.39	$34,139	7.122	298.38	670	90.3
641 - 660	$47,884,074	1,472	9.60	$32,530	7.067	297.76	651	85.4
621 - 640	$38,133,199	1,127	7.65	$33,836	7.150	297.29	631	81.7
601 - 620	$9,940,382	294	1.99	$33,811	9.408	296.02	613	81.9
581 - 600	$5,084,750	152	1.02	$33,452	10.711	295.28	590	77.0
561 - 580	$1,037,206	30	0.21	$34,574	10.532	295.43	576	80.5
<= 560	$927,721	25	0.19	$37,109	10.412	295.41	544	79.5
	$498,545,051	15,012	100.00	$33,210	6.907	297.82	704	89.3

Property Type Group

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$359,867,802	10,969	72.18	$32,808	6.899	297.96	700	88.4
PUD	$81,869,059	2,327	16.42	$35,182	6.988	296.98	711	91.7
CND	$46,764,040	1,420	9.38	$32,932	6.806	298.38	723	92.4
2-4U	$7,062,968	187	1.42	$37,770	7.107	297.65	700	84.6
UNK	$2,981,181	109	0.60	$27,350	6.797	297.14	716	85.8
	$498,545,051	15,012	100.00	$33,210	6.907	297.82	704	89.3

Gross Margins

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 0.000	$26,192,007	729	5.25	$35,929	4.566	302.27	742	71.7
0.001 - 0.250	$6,946,435	201	1.39	$34,559	4.712	297.77	690	66.5
0.251 - 0.500	$27,631,197	769	5.54	$35,931	4.898	298.12	720	76.3
0.501 - 0.750	$6,961,181	159	1.40	$43,781	5.138	303.61	699	72.5
0.751 - 1.000	$13,505,354	305	2.71	$44,280	5.270	301.60	715	82.1
1.001 - 1.250	$23,463,397	649	4.71	$36,153	5.663	298.15	652	72.3
1.251 - 1.500	$8,855,646	264	1.78	$33,544	5.500	301.20	705	85.2
1.501 - 1.750	$10,744,247	273	2.16	$39,356	6.078	296.81	698	80.4
1.751 - 2.000	$33,028,038	1,272	6.62	$25,965	6.294	296.47	731	89.6
2.001 - 2.250	$26,466,399	855	5.31	$30,955	6.641	297.30	700	89.1
2.251 - 2.500	$111,784,267	3,491	22.42	$32,021	6.948	297.07	735	96.2
2.501 - 2.750	$17,046,990	488	3.42	$34,930	7.116	297.50	699	91.0
2.751 - 3.000	$34,347,738	1,101	6.89	$31,197	7.358	297.47	656	90.0
3.001 - 3.250	$6,896,218	219	1.38	$31,490	7.054	297.66	688	93.8

Countrywide SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for
CWABS Revolving Home Equity Loan Trust, Series 2004-M
Group 1

$498,545,051

Gross Margins

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.251 - 3.500	$83,088,921	2,361	16.67	$35,192	7.948	297.42	702	98.3
3.501 - 3.750	$10,416,366	353	2.09	$29,508	7.659	297.75	706	96.0
3.751 - 4.000	$5,805,401	162	1.16	$35,836	8.157	297.85	701	96.5
4.001 - 4.250	$8,018,362	270	1.61	$29,698	8.371	297.78	674	93.6
4.251 - 4.500	$7,457,274	210	1.50	$35,511	8.409	297.91	673	96.4
4.501 - 4.750	$4,589,128	151	0.92	$30,392	9.064	297.72	679	96.5
4.751 - 5.000	$2,102,569	67	0.42	$31,382	8.214	297.86	667	95.8
5.001 - 5.250	$1,460,034	42	0.29	$34,763	9.163	297.28	700	95.6
5.251 - 5.500	$1,740,491	59	0.35	$29,500	7.877	297.88	661	96.9
5.501 - 5.750	$1,072,025	27	0.22	$39,705	10.187	297.42	672	85.7
5.751 - 6.000	$39,012	1	0.01	$39,012	10.500	299.00	694	100.0
6.001 - 6.250	$13,311,504	377	2.67	$35,309	10.627	295.46	620	82.0
6.251 - 6.500	$5,164,405	148	1.04	$34,895	10.877	295.09	588	76.3
6.501 - 6.750	$206,495	5	0.04	$41,299	10.760	295.03	609	78.4
7.001 - 7.250	$115,269	2	0.02	$57,634	11.625	296.09	599	83.1
7.501 - 7.750	$89,682	2	0.02	$44,841	12.180	296.12	622	82.6
2.512	$498,545,051	15,012	100.00	$33,210	6.907	297.82	704	89.3

Utilization Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 10.00	$303,661	113	0.06	$2,687	5.663	298.72	733	75.0
10.01 - 20.00	$1,084,736	143	0.22	$7,586	5.717	297.57	726	73.9
20.01 - 30.00	$2,316,653	163	0.46	$14,213	5.722	297.99	720	75.3
30.01 - 40.00	$3,867,806	214	0.78	$18,074	5.722	297.35	719	77.2
40.01 - 50.00	$6,544,632	284	1.31	$23,044	5.832	298.79	709	76.3
50.01 - 60.00	$9,246,370	366	1.85	$25,263	5.891	299.30	710	76.8
60.01 - 70.00	$12,967,567	455	2.60	$28,500	5.985	299.27	703	78.8
70.01 - 80.00	$16,751,627	544	3.36	$30,793	6.066	298.87	701	79.2
80.01 - 90.00	$21,610,516	642	4.33	$33,661	6.276	298.45	700	81.5
90.01 - 100.00	$423,851,484	12,088	85.02	$35,064	7.061	297.66	704	91.1
	$498,545,051	15,012	100.00	$33,210	6.907	297.82	704	89.3

Lifetime Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12.000	$50,256	2	0.01	$25,128	5.483	350.69	742	100.0
15.000	$40,535	1	0.01	$40,535	5.000	350.00	740	100.0
16.000	$10,753,084	388	2.16	$27,714	7.025	299.20	710	95.0
17.000	$38,793,017	1,270	7.78	$30,546	6.926	297.66	711	91.0
18.000	$430,313,608	12,824	86.31	$33,555	6.740	297.90	707	89.4
21.000	$18,594,550	527	3.73	$35,284	10.681	295.36	610	80.0
17.990	$498,545,051	15,012	100.00	$33,210	6.907	297.82	704	89.3

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$498,545,051

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $10,000.00	$476,145	63	0.10	$7,558	7.174	297.72	691	86.2
$10,000.01 - $20,000.00	$43,210,737	2,832	8.67	$15,258	7.126	297.13	702	89.3
$20,000.01 - $30,000.00	$104,553,955	4,337	20.97	$24,107	7.062	297.54	705	91.4
$30,000.01 - $40,000.00	$95,276,870	2,906	19.11	$32,788	7.042	297.90	707	91.4
$40,000.01 - $50,000.00	$89,013,563	2,163	17.85	$41,153	6.942	297.84	707	89.8
$50,000.01 - $60,000.00	$54,119,180	1,067	10.86	$50,721	7.076	298.21	704	92.0
$60,000.01 - $70,000.00	$34,288,492	592	6.88	$57,920	7.027	297.51	698	90.9
$70,000.01 - $80,000.00	$20,241,484	326	4.06	$62,090	6.492	297.68	689	83.8
$80,000.01 - $90,000.00	$13,073,739	189	2.62	$69,173	6.244	299.18	699	82.9
$90,000.01 - $100,000.00	$24,579,175	333	4.93	$73,611	6.188	298.90	700	77.9
$100,000.01 - $125,000.00	$8,010,508	91	1.61	$88,028	6.065	298.68	701	81.9
$125,000.01 - $150,000.00	$11,239,069	109	2.25	$103,111	5.803	297.13	714	77.9
$150,000.01 - $175,000.00	$462,133	4	0.09	$115,533	4.500	297.67	747	58.6
	$498,545,051	**15,012**	**100.00**	**$33,210**	**6.907**	**297.82**	**704**	**89.3**

Lien Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Second	$498,545,051	15,012	100.00	$33,210	6.907	297.82	704	89.3
	$498,545,051	**15,012**	**100.00**	**$33,210**	**6.907**	**297.82**	**704**	**89.3**

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Current	$498,545,051	15,012	100.00	$33,210	6.907	297.82	704	89.3
	$498,545,051	**15,012**	**100.00**	**$33,210**	**6.907**	**297.82**	**704**	**89.3**

Origination Year

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1998	$47,705	2	0.01	$23,853	7.546	224.54	687	96.4
2001	$27,269	1	0.01	$27,269	10.875	263.00	590	100.0
2003	$16,678,450	453	3.35	$36,818	6.792	300.53	689	93.9
2004	$481,791,627	14,556	96.64	$33,099	6.911	297.74	704	89.1
	$498,545,051	**15,012**	**100.00**	**$33,210**	**6.907**	**297.82**	**704**	**89.3**

ABS New Transaction

Computational Materials

$1,015,230,000
(Approximate)

CWABS, Inc.

Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST,
Series 2004-M

Revolving Home Equity Loan Asset Backed
Notes, Series 2004-M


Countrywide

HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: September 24, 2004

$1,015,230,000 (Approximate)

Revolving Home Equity Loan Trust (2004-M)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-M

Class	Approximate Amount (1)	Note Rate	WAL (Years) Call/Mat (2)	Payment Window (Months) Call/Mat (2)	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
1-A	$506,137,000			*Not Offered Herein*		
2-A	$509,093,000	LIBOR + 28(3)	2.54 / 2.70	1-73 / 1-143	August 2029	AAA / Aaa
Total	**$1,015,230,000**					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 40% CPR and a 15% draw rate, with respect to the Mortgage Loans and a settlement date of September 29, 2004.
(3) Subject to the lesser of (a) a fixed cap of 16.00% and (b) the related Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter: Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).

Sponsor and Master Servicer: Countrywide Home Loans, Inc. ("Countrywide").

Depositor: CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).

Custodian: Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).

Note Insurer: Ambac Assurance Corporation ("Ambac")

Indenture Trustee: JP Morgan Chase Bank.

Owner Trustee: Wilmington Trust Company.

Relevant Dates

Expected Closing Date: September 29, 2004.

Expected Settlement Date: September 29, 2004.

Cut-off Date: September 22, 2004.

Interest Period: Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through November 14, 2004.

Payment Date: The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing November 15, 2004.

Collection Period: With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of October 2004.

The Mortgage Loans

Description of Mortgage Loans: The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans" and "Group 2 Mortgage Loans"). The Group 1 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties with conforming loan balances based on maximum credit limits and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related loan group transferred to the Trust on the closing date.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of approximately $1,000,001,501 (subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of September 9, 2004. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. Approximately 0.23% of the Group 1 Mortgage Loans require a balloon repayment at the end of the Draw Period and approximately 0.31% of the Group 2 Mortgage Loans require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-M (the "Trust"). As of the Closing Date, the aggregate principal balance of both classes of the Notes will be $1,015,230,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream and the Euroclear System.

Note Rate: Except as noted below, each class of Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.28%, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 16.00%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable), weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the Collection Period relating to the Payment Date, net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate times a fraction, the numerator, which is the Note principal balance of the applicable class of Notes and the denominator of which is the related Loan Group Balance, and (iii) commencing with the Payment Date in November 2005, the Note Insurer Carve-out Rate. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the November 2005 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the sum of (x) the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period without giving effect to the related Net WAC cap, over (b) the amount of interest that actually accrued on such Notes during such period, and (y) any Basis Risk Carryforward remaining unpaid from prior Payment Dates together with accrued interest thereon at the Note Rate without giving effect to the related Net WAC cap. The Basis Risk Carryforward will be paid to the extent funds are available from the related Mortgage Loans as set forth in "Group 1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 1 Mortgage Loans;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
6. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 1 Mortgage Loans;
8. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 2-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 1 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 1-A Notes;
12. Basis Risk Carryforward related to the Class 1-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 2 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Group 2 Distributions of Interest: Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 2 Mortgage Loans;
2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
6. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 2 Mortgage Loans;
8. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 1-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 2 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 2-A Notes;
12. Basis Risk Carryforward related to the Class 2-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 1 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal: Collections of principal related to the Mortgage Loans in each loan group are to be applied to the related class of Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of a class of Notes for each Payment Date will equal, to the extent funds are available from the related Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for those Notes, and (ii) principal collections from the related Mortgage Loans relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on those Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" for each class of Notes shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in October 2009.

The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related Allocated Transferor Interest is less than the related Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the related Allocated Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, [98.65]%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of each class of Notes will be equal to the related Maximum Principal Payment.

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of both classes of Notes is less than or equal to 10% of the initial aggregate principal balance of the Notes of both classes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, its Excess Interest Collections are the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans in that loan group, and (c) the premium paid to the Note Insurer allocable to that Loan Group. Investor Interest Collections from a loan group will be available to cover losses on the Mortgage Loans in the related loan group first and then, if necessary, in the unrelated loan group.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the Allocated Transferor Interest related to each loan group will be available to provide limited protection against Investor Loss Amounts in such loan group (as defined below) up to the Available Transferor Subordinated Amount for such loan group. The "Available Transferor Subordinated Amount" for each loan group is, for any Payment Date, the lesser of the related Allocated Transferor Interest and the related Required Transferor Subordinated Amount. The "Allocated Transferor Interest" for any date of determination, will equal (a) the related Loan Group Balance of the related Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance of the class of Notes related to that Loan Group (after giving effect to the distribution of all amounts actually distributed on that class of notes on that date). Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" for each loan group will be (i) prior to the step-down date, [1.35]% of the Cut-off Date Balance of the related Mortgage Loans and (ii) on or after the step-down date and so long as a trigger event is not in effect, [2.70]% of the then current unpaid principal balance of the related Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Mortgage Loans). The Allocated Transferor Interest for each loan group will be less than zero on the Closing Date.

   The initial aggregate principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related Loan Group transferred to the issuer on the closing date. This excess represents an undercollateralization of approximately 1.50% of the original principal balance of the Notes.

3. Surety Wrap. Ambac will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from Mortgage Loans in the relevant loan group. The "Investor Floating Allocation Percentage," for any Payment Date and each loan group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each loan group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class 2-A (To Call) [1]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.07	5.12	3.12	2.54	2.09	1.74	1.62
MDUR (yr)	5.60	4.77	2.98	2.44	2.02	1.70	1.58
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Jul16	Apr15	Dec11	Nov10	Dec09	Feb09	Oct08

[1] Based on a 15% draw rate.

Class 2-A (To Maturity) [1]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.33	5.36	3.32	2.70	2.23	1.87	1.75
MDUR (yr)	5.79	4.95	3.14	2.58	2.15	1.82	1.70
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Nov24	Mar23	May18	Jul16	Jan15	Sep13	Mar13

[1] Based on a 15% draw rate.

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for
CWABS Revolving Home Equity Loan Trust, Series 2004-M
Group 2

$501,456,450

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Aggregate Principal Balance		$501,456,450	
Aggregate Credit Limit		$592,323,183	
WA Coupon (Gross)		6.578%	1.250% to 13.250%
WA Margin (Gross)		2.165%	-0.750% to 8.750%
WA Maximum Rate		18.027%	6.000% to 21.000%
Average Principal Balance		$86,324	$1,000 to $2,000,000
Average Credit Limit		$101,966	$7,500 to $2,000,000
WA Remaining Term To Scheduled Maturity (months)		298	109 to 352
WA Combined Loan-to-Value Ratio		86.55%	13.56% to 100.00%
Average Credit Utilization Rate		88.36%	0.20% to 100.00%
Origination Period			6/3/2003 to 9/9/2004
Secured by (% of pool)	1st Liens	0.00%	
	2nd Liens	100.00%	
WA Months to First Roll		1	
WA FICO		710	
WA Second Mortgage Ratio		27.98%	1.68% to 100.00%

Top 5 States		Top 5 Prop		Doc Types		Appr Types		Occ Codes		Delinq Status	
CA	56.50%	SFR	67.59%	REDUCE	42.30%	1004U	76.17%	OO	94.68%	Current	100.00
FL	4.66%	PUD	20.75%	FULL	21.71%	1073C	7.29%	INV	3.17%		
MA	4.17%	CND	6.75%	ALT	16.87%	2055I	4.05%	2H	2.15%		
NV	4.06%	2-4U	4.04%	STREAM	10.04%	PrpValUp	3.68%				
NY	3.91%	UNK	0.86%	SUPERS	9.08%	1025	3.32%				

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for

CWABS Revolving Home Equity Loan Trust, Series 2004-M

Group 2

$501,456,450

Loan Programs

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
HELOC 10YDR/20YRP	$3,744,640	62	0.75	$60,397	4.932	350.61	722	100.0
HELOC 10YDR/0YRP	$1,504,543	20	0.30	$75,227	5.320	109.91	727	100.0
HELOC 5YDR/5YRP	$438,061	4	0.09	$109,515	6.848	115.36	708	98.2
HELOC 10YDR/15YRP	$495,638,460	5,720	98.84	$86,650	6.594	297.86	710	86.4
HELOC 15YDR/0YRP	$51,315	1	0.01	$51,315	4.500	179.00	732	80.0
HELOC 15YDR/10YRP	$79,432	2	0.02	$39,716	5.633	297.21	693	93.9
	$501,456,450	5,809	100.00	$86,324	6.578	297.52	710	86.6

Principal Balances

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $10,000.00	$653,302	110	0.13	$5,939	6.370	295.97	719	79.7
$10,000.01 - $20,000.00	$5,099,487	316	1.02	$16,138	6.748	298.34	694	81.6
$20,000.01 - $30,000.00	$9,256,992	361	1.85	$25,643	6.909	298.92	692	82.8
$30,000.01 - $40,000.00	$16,202,775	441	3.23	$36,741	6.702	298.32	698	84.7
$40,000.01 - $50,000.00	$27,460,519	595	5.48	$46,152	6.676	298.30	701	85.6
$50,000.01 - $60,000.00	$35,277,072	632	7.03	$55,818	6.792	297.35	711	88.9
$60,000.01 - $70,000.00	$40,999,484	624	8.18	$65,704	7.027	298.07	709	90.6
$70,000.01 - $80,000.00	$44,410,780	593	8.86	$74,892	7.124	296.71	711	92.4
$80,000.01 - $90,000.00	$33,482,694	392	6.68	$85,415	6.987	297.23	712	92.2
$90,000.01 - $100,000.00	$48,237,050	498	9.62	$96,862	6.810	297.34	707	89.7
$100,000.01 - $125,000.00	$43,046,274	383	8.58	$112,392	6.705	297.92	711	89.3
$125,000.01 - $150,000.00	$50,512,358	359	10.07	$140,703	6.283	298.23	709	84.8
$150,000.01 - $175,000.00	$17,276,543	106	3.45	$162,986	6.495	297.68	714	88.3
$175,000.01 - $200,000.00	$19,795,266	105	3.95	$188,526	6.148	297.76	715	82.1
$200,000.01 - $225,000.00	$8,961,692	42	1.79	$213,374	6.118	297.84	720	84.6
$225,000.01 - $250,000.00	$13,906,019	58	2.77	$239,759	5.889	294.74	717	80.5
$250,000.01 - $275,000.00	$8,389,855	32	1.67	$262,183	6.327	297.82	715	84.1
$275,000.01 - $300,000.00	$9,608,418	33	1.92	$291,164	6.090	297.59	714	81.3
$300,000.01 - $325,000.00	$6,302,648	20	1.26	$315,132	6.390	288.37	724	86.5
$325,000.01 - $350,000.00	$5,475,948	16	1.09	$342,247	6.262	298.44	719	79.4
$350,000.01 - $375,000.00	$3,333,526	9	0.66	$370,392	6.627	297.77	697	80.9
$375,000.01 - $400,000.00	$2,748,153	7	0.55	$392,593	4.634	297.71	738	75.3
$400,000.01 - $425,000.00	$2,078,450	5	0.41	$415,690	5.818	296.99	699	87.2
$425,000.01 - $450,000.00	$2,189,546	5	0.44	$437,909	7.359	298.59	736	87.6
$450,000.01 - $475,000.00	$3,238,991	7	0.65	$462,713	6.285	297.13	742	84.3
$475,000.01 - $500,000.00	$9,424,134	19	1.88	$496,007	5.577	298.58	728	82.3
$500,000.01 - $525,000.00	$1,542,963	3	0.31	$514,321	6.280	297.01	674	75.0
$525,000.01 - $550,000.00	$550,000	1	0.11	$550,000	6.750	299.00	785	90.0
$550,000.01 - $575,000.00	$555,000	1	0.11	$555,000	4.500	298.00	799	90.2
$575,000.01 - $600,000.00	$600,000	1	0.12	$600,000	9.250	297.00	725	100.0
$600,000.01 - $625,000.00	$2,454,874	4	0.49	$613,719	4.961	296.75	734	84.9
$625,000.01 - $650,000.00	$1,299,705	2	0.26	$649,853	5.688	299.00	682	56.9
$650,000.01 - $675,000.00	$1,347,500	2	0.27	$673,750	4.999	297.50	696	82.5
$675,000.01 - $700,000.00	$1,395,000	2	0.28	$697,500	6.694	297.00	710	85.0
$700,000.01 - $725,000.00	$1,432,000	2	0.29	$716,000	5.306	297.50	712	75.0
$725,000.01 - $750,000.00	$2,990,738	4	0.60	$747,684	6.061	298.50	711	73.4

$501,456,450

Principal Balances

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$775,000.01 - $800,000.00	$1,597,000	2	0.32	$798,500	5.937	297.50	738	70.0
$875,000.01 - $900,000.00	$2,656,250	3	0.53	$885,417	7.130	295.67	697	89.8
$900,000.01 - $925,000.00	$1,835,000	2	0.37	$917,500	6.246	297.99	700	85.0
$925,000.01 - $950,000.00	$933,750	1	0.19	$933,750	8.375	296.00	704	95.0
$975,000.01 - $1,000,000.00	$6,999,998	7	1.40	$1,000,000	5.232	298.00	722	71.9
> $1,000,000.00	$5,898,693	4	1.18	$1,474,673	5.144	297.83	708	57.7
	$501,456,450	5,809	100.00	$86,324	6.578	297.52	710	86.6

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 3.000	$8,487,486	110	1.69	$77,159	2.996	298.76	716	89.6
3.001 - 3.500	$1,149,542	14	0.23	$82,110	3.250	299.04	745	86.8
3.501 - 4.000	$1,563,299	14	0.31	$111,664	3.933	298.04	718	79.2
4.001 - 4.500	$38,997,125	374	7.78	$104,270	4.481	295.08	735	77.8
4.501 - 5.000	$55,204,190	554	11.01	$99,647	4.896	298.69	721	73.2
5.001 - 5.500	$43,011,567	416	8.58	$103,393	5.365	299.05	713	79.3
5.501 - 6.000	$34,225,329	326	6.83	$104,986	5.808	297.64	690	79.1
6.001 - 6.500	$42,529,487	567	8.48	$75,008	6.353	297.02	717	83.6
6.501 - 7.000	$96,868,669	1,157	19.32	$83,722	6.861	296.60	724	92.0
7.001 - 7.500	$61,498,054	808	12.26	$76,109	7.323	297.86	695	91.2
7.501 - 8.000	$69,370,769	781	13.83	$88,823	7.960	297.77	714	97.4
8.001 - 8.500	$15,790,139	162	3.15	$97,470	8.331	297.59	704	96.2
8.501 - 9.000	$12,213,669	142	2.44	$86,012	8.841	297.98	690	95.3
9.001 - 9.500	$3,913,422	43	0.78	$91,010	9.330	298.02	681	94.4
9.501 - 10.000	$1,330,156	17	0.27	$78,244	9.815	298.65	673	89.9
10.001 - 10.500	$4,835,613	110	0.96	$43,960	10.260	299.25	628	81.2
10.501 - 11.000	$10,038,335	204	2.00	$49,208	10.691	297.60	606	79.8
11.001 - 11.500	$210,500	6	0.04	$35,083	11.274	298.69	610	82.8
11.501 - 12.000	$120,000	2	0.02	$60,000	11.859	299.63	603	86.2
12.501 - 13.000	$53,100	1	0.01	$53,100	13.000	300.00	591	65.1
> 13.000	$50,000	1	0.01	$50,000	13.250	300.00	649	100.0
	$501,456,450	5,809	100.00	$86,324	6.578	297.52	710	86.6

Months Remaining to Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
109 - 120	$1,942,604	24	0.39	$80,942	5.664	111.14	722	99.6
169 - 180	$51,315	1	0.01	$51,315	4.500	179.00	732	80.0
277 - 288	$137,678	5	0.03	$27,536	7.701	286.88	693	60.8
289 - 300	$495,580,214	5,717	98.83	$86,685	6.594	297.87	710	86.4
337 - 348	$49,579	1	0.01	$49,579	5.000	347.00	741	100.0
349 - 360	$3,695,061	61	0.74	$60,575	4.931	350.66	722	100.0
	$501,456,450	5,809	100.00	$86,324	6.578	297.52	710	86.6

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for
CWABS Revolving Home Equity Loan Trust, Series 2004-M
Group 2

$501,456,450

Combined Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.01 - 20.00	$12,000	1	0.00	$12,000	5.625	299.00	766	13.6
20.01 - 30.00	$798,836	7	0.16	$114,119	6.144	298.49	670	27.4
30.01 - 40.00	$3,555,650	18	0.71	$197,536	5.025	298.18	699	36.7
40.01 - 50.00	$4,463,986	47	0.89	$94,978	5.168	298.07	706	47.0
50.01 - 60.00	$12,485,953	126	2.49	$99,095	5.429	298.22	718	55.9
60.01 - 70.00	$47,153,764	450	9.40	$104,786	5.401	297.82	700	66.9
70.01 - 80.00	$84,864,601	844	16.92	$100,550	5.572	297.86	709	77.9
80.01 - 90.00	$162,589,133	2,116	32.42	$76,838	6.860	297.93	702	88.6
90.01 - 100.00	$185,532,528	2,200	37.00	$84,333	7.232	296.85	721	97.9
	$501,456,450	5,809	100.00	$86,324	6.578	297.52	710	86.6

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AK	$63,749	1	0.01	$63,749	8.000	297.00	738	95.0
AL	$1,106,994	23	0.22	$48,130	6.762	299.80	723	91.7
AZ	$7,421,346	86	1.48	$86,295	6.153	296.38	703	88.0
CA	$283,315,810	3,037	56.50	$93,288	6.572	297.37	711	86.4
CO	$11,746,766	151	2.34	$77,793	6.261	297.31	717	87.6
CT	$6,538,650	66	1.30	$99,070	6.071	295.73	709	82.7
DC	$777,251	8	0.15	$97,156	6.562	297.88	714	92.0
DE	$340,318	6	0.07	$56,720	6.933	298.78	662	88.7
FL	$23,357,315	247	4.66	$94,564	6.591	297.46	721	88.4
GA	$4,227,224	59	0.84	$71,648	6.682	300.12	714	93.4
HI	$5,026,238	77	1.00	$65,276	6.688	299.51	715	85.3
IA	$279,081	3	0.06	$93,027	7.315	298.22	722	99.5
ID	$753,471	13	0.15	$57,959	7.535	297.86	685	89.7
IL	$13,456,644	162	2.68	$83,066	6.323	298.43	716	88.4
IN	$825,128	12	0.16	$68,761	7.048	298.59	677	89.4
KS	$672,645	9	0.13	$74,738	4.683	298.49	727	88.4
KY	$621,626	9	0.12	$69,070	7.832	297.81	705	95.2
LA	$422,269	13	0.08	$32,482	6.625	298.76	715	90.8
MA	$20,925,368	221	4.17	$94,685	6.608	297.62	709	87.1
MD	$8,777,854	120	1.75	$73,149	7.013	297.26	694	87.6
ME	$1,043,320	10	0.21	$104,332	6.303	298.07	734	83.1
MI	$3,479,812	60	0.69	$57,997	6.471	303.17	711	91.7
MN	$2,923,096	41	0.58	$71,295	6.764	297.56	723	87.8
MO	$1,251,347	24	0.25	$52,139	6.784	298.38	689	91.8
MS	$336,832	5	0.07	$67,366	4.983	297.84	672	88.2
MT	$101,726	4	0.02	$25,432	6.259	309.09	676	91.6
NC	$2,596,335	39	0.52	$66,573	6.351	298.52	702	83.8
NE	$16,000	1	0.00	$16,000	10.625	299.00	665	89.6
NH	$1,302,270	18	0.26	$72,348	6.410	298.07	723	84.2
NJ	$19,142,947	276	3.82	$69,359	6.616	298.39	704	86.5
NM	$734,656	11	0.15	$66,787	6.265	297.48	731	86.7
NV	$20,375,690	226	4.06	$90,158	6.754	298.22	707	83.5
NY	$19,611,332	229	3.91	$85,639	6.433	297.78	714	81.8

$501,456,450

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OH	$1,480,022	27	0.30	$54,816	7.696	297.08	680	89.1
OK	$821,590	9	0.16	$91,288	6.590	297.72	727	85.7
OR	$2,558,847	33	0.51	$77,541	6.735	297.86	692	82.3
PA	$4,752,104	74	0.95	$64,218	6.727	298.31	707	89.0
RI	$905,518	13	0.18	$69,655	7.722	297.92	678	86.7
SC	$1,450,811	22	0.29	$65,946	6.425	305.05	703	90.8
SD	$27,650	1	0.01	$27,650	4.875	299.00	788	75.1
TN	$1,404,567	27	0.28	$52,021	6.921	297.88	706	92.1
TX	$580,973	10	0.12	$58,097	6.876	297.55	756	92.1
UT	$676,516	12	0.13	$56,376	6.978	298.60	686	87.5
VA	$10,461,450	149	2.09	$70,211	7.177	298.31	703	91.4
VT	$945,582	5	0.19	$189,116	5.744	298.79	686	71.3
WA	$10,296,849	134	2.05	$76,842	6.386	298.77	713	85.6
WI	$1,022,087	21	0.20	$48,671	6.453	304.22	709	86.9
WV	$500,774	5	0.10	$100,155	6.928	138.23	701	97.0
	$501,456,450	5,809	100.00	$86,324	6.578	297.52	710	86.6

FICO Ranges

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
821 - 840	$691,059	6	0.14	$115,177	5.869	297.66	825	84.9
801 - 820	$2,795,431	40	0.56	$69,886	6.232	297.73	808	90.6
781 - 800	$23,636,452	265	4.71	$89,194	5.947	298.52	789	84.3
761 - 780	$47,916,235	553	9.56	$86,648	6.285	298.24	770	87.1
741 - 760	$67,191,686	740	13.40	$90,800	6.318	297.35	751	87.8
721 - 740	$74,007,802	830	14.76	$89,166	6.428	296.79	730	89.9
701 - 720	$88,077,211	961	17.56	$91,652	6.395	297.38	710	87.2
681 - 700	$66,479,665	718	13.26	$92,590	6.596	296.58	691	86.6
661 - 680	$53,510,273	618	10.67	$86,586	6.722	298.07	671	85.7
641 - 660	$38,492,033	462	7.68	$83,316	6.804	298.41	651	84.0
621 - 640	$25,593,104	342	5.10	$74,834	7.231	297.86	631	81.6
601 - 620	$6,841,477	142	1.36	$48,179	9.270	298.58	611	80.6
581 - 600	$4,116,820	89	0.82	$46,256	10.082	298.05	591	76.7
561 - 580	$1,332,275	25	0.27	$53,291	10.234	298.27	572	75.8
<= 560	$774,928	18	0.15	$43,052	10.401	297.42	547	82.4
	$501,456,450	5,809	100.00	$86,324	6.578	297.52	710	86.6

Property Type Group

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$338,954,503	3,924	67.59	$86,380	6.578	297.48	707	85.9
PUD	$104,072,725	1,177	20.75	$88,422	6.440	297.51	715	87.0
CND	$33,866,846	444	6.75	$76,277	6.687	298.03	726	91.0
2-4U	$20,253,391	211	4.04	$95,988	7.067	297.38	707	88.4
UNK	$4,308,986	53	0.86	$81,302	6.708	298.03	737	85.9

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for
CWABS Revolving Home Equity Loan Trust, Series 2004-M
Group 2

$501,456,450

Property Type Group								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$501,456,450	5,809	100.00	$86,324	6.578	297.52	710	86.6

Gross Margins								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 0.000	$40,437,881	382	8.06	$105,858	4.482	296.32	738	78.6
0.001 - 0.250	$11,506,916	114	2.29	$100,938	4.685	298.20	702	64.6
0.251 - 0.500	$44,331,303	438	8.84	$101,213	4.889	297.79	727	75.1
0.501 - 0.750	$14,600,691	154	2.91	$94,810	5.101	299.78	710	76.3
0.751 - 1.000	$29,408,627	274	5.86	$107,331	5.401	298.43	715	80.7
1.001 - 1.250	$21,327,041	206	4.25	$103,529	5.641	298.08	681	77.1
1.251 - 1.500	$14,343,707	137	2.86	$104,699	5.728	298.67	707	83.2
1.501 - 1.750	$11,432,472	140	2.28	$81,661	6.040	296.86	686	76.3
1.751 - 2.000	$32,241,030	445	6.43	$72,452	6.328	297.44	728	86.5
2.001 - 2.250	$32,965,472	397	6.57	$83,036	6.645	297.67	709	89.3
2.251 - 2.500	$64,902,286	771	12.94	$84,179	6.906	296.13	732	93.3
2.501 - 2.750	$37,823,347	493	7.54	$76,721	7.150	297.85	710	91.8
2.751 - 3.000	$24,874,038	332	4.96	$74,922	7.395	297.90	674	90.3
3.001 - 3.250	$9,247,432	84	1.84	$110,088	7.399	297.27	688	92.2
3.251 - 3.500	$61,132,358	711	12.19	$85,981	7.970	297.86	718	98.1
3.501 - 3.750	$7,488,286	91	1.49	$82,289	8.115	297.78	716	95.7
3.751 - 4.000	$8,385,431	73	1.67	$114,869	8.471	297.44	694	96.7
4.001 - 4.250	$6,088,881	76	1.21	$80,117	8.455	298.04	695	93.8
4.251 - 4.500	$6,604,508	74	1.32	$89,250	8.782	297.97	684	96.5
4.501 - 4.750	$2,398,910	26	0.48	$92,266	9.000	297.99	686	94.3
4.751 - 5.000	$1,725,121	20	0.34	$86,256	9.016	298.22	671	94.8
5.001 - 5.250	$762,231	10	0.15	$76,223	9.741	298.52	690	94.2
5.251 - 5.500	$352,924	4	0.07	$88,231	9.932	298.10	667	91.7
5.501 - 5.750	$1,547,561	20	0.31	$77,378	10.163	297.69	656	84.7
5.751 - 6.000	$98,418	2	0.02	$49,209	10.241	299.38	628	82.0
6.001 - 6.250	$11,229,488	245	2.24	$45,835	9.760	298.62	616	80.1
6.251 - 6.500	$3,728,489	79	0.74	$47,196	10.489	297.70	589	77.0
6.501 - 6.750	$208,500	6	0.04	$34,750	11.204	298.68	608	84.0
7.001 - 7.250	$85,000	2	0.02	$42,500	11.507	299.47	590	82.0
7.251 - 7.500	$75,000	1	0.01	$75,000	12.000	300.00	610	89.6
8.251 - 8.500	$53,100	1	0.01	$53,100	13.000	300.00	591	65.1
8.501 - 8.750	$50,000	1	0.01	$50,000	13.250	300.00	649	100.0
2.165	$501,456,450	5,809	100.00	$86,324	6.578	297.52	710	86.6

Utilization Range								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 10.00	$719,232	87	0.14	$8,267	5.330	296.03	742	79.1
10.01 - 20.00	$2,892,824	116	0.58	$24,938	5.774	297.70	729	76.2
20.01 - 30.00	$3,640,928	113	0.73	$32,221	5.564	298.06	727	75.9

$501,456,450

Utilization Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30.01 - 40.00	$6,630,242	144	1.32	$46,043	5.464	298.60	723	77.4
40.01 - 50.00	$9,030,171	160	1.80	$56,439	5.591	298.17	723	78.9
50.01 - 60.00	$10,545,816	156	2.10	$67,601	5.722	298.94	719	76.8
60.01 - 70.00	$13,610,113	178	2.71	$76,461	5.852	298.13	708	79.2
70.01 - 80.00	$14,711,014	183	2.93	$80,388	5.815	296.89	707	79.4
80.01 - 90.00	$18,338,620	209	3.66	$87,745	5.977	298.67	705	82.9
90.01 - 100.00	$421,337,489	4,463	84.02	$94,407	6.730	297.40	710	87.9
	$501,456,450	5,809	100.00	$86,324	6.578	297.52	710	86.6

Lifetime Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.000	$83,000	1	0.02	$83,000	6.000	297.00	741	100.0
11.949	$144,657	1	0.03	$144,657	4.250	298.00	733	80.0
12.000	$143,270	2	0.03	$71,635	4.758	351.30	700	100.0
15.000	$21,801	1	0.00	$21,801	4.200	351.00	706	100.0
16.000	$3,232,757	45	0.64	$71,839	6.402	298.45	703	81.3
17.000	$23,741,340	254	4.73	$93,470	6.615	297.84	722	88.6
18.000	$458,588,596	5,174	91.45	$88,633	6.465	297.45	713	86.7
21.000	$15,501,030	331	3.09	$46,831	9.946	298.32	609	79.4
18.027	$501,456,450	5,809	100.00	$86,324	6.578	297.52	710	86.6

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $10,000.00	$46,703	5	0.01	$9,341	5.869	297.64	762	73.8
$10,000.01 - $20,000.00	$2,184,042	136	0.44	$16,059	7.560	298.80	668	82.9
$20,000.01 - $30,000.00	$5,542,060	234	1.11	$23,684	7.442	298.78	682	85.3
$30,000.01 - $40,000.00	$11,639,973	341	2.32	$34,135	6.996	297.89	692	86.1
$40,000.01 - $50,000.00	$24,825,977	607	4.95	$40,899	6.767	297.63	697	85.4
$50,000.01 - $60,000.00	$31,577,552	597	6.30	$52,894	6.909	297.75	711	90.1
$60,000.01 - $70,000.00	$36,832,831	589	7.35	$62,535	7.151	297.73	710	92.1
$70,000.01 - $80,000.00	$43,819,653	642	8.74	$68,255	7.165	297.42	711	92.7
$80,000.01 - $90,000.00	$32,815,079	431	6.54	$76,137	7.026	296.85	715	93.0
$90,000.01 - $100,000.00	$55,208,985	672	11.01	$82,156	6.768	297.34	702	88.4
$100,000.01 - $125,000.00	$39,728,246	389	7.92	$102,129	6.809	298.28	710	90.8
$125,000.01 - $150,000.00	$55,534,706	473	11.07	$117,410	6.317	298.08	708	84.6
$150,000.01 - $175,000.00	$15,363,647	104	3.06	$147,727	6.647	297.72	711	88.9
$175,000.01 - $200,000.00	$23,679,496	163	4.72	$145,273	6.010	297.65	717	81.8
$200,000.01 - $225,000.00	$9,634,763	62	1.92	$155,399	5.858	298.54	717	82.5
$225,000.01 - $250,000.00	$15,492,568	82	3.09	$188,934	5.883	295.02	719	80.6
$250,000.01 - $275,000.00	$8,993,574	40	1.79	$224,839	8.312	297.82	717	88.3
$275,000.01 - $300,000.00	$12,019,892	53	2.40	$226,790	5.994	297.79	706	79.4
$300,000.01 - $325,000.00	$6,988,976	25	1.39	$279,559	6.318	269.20	725	86.1

$501,456,450

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$325,000.01 - $350,000.00	$5,632,853	22	1.12	$256,039	6.050	298.48	721	77.9
$350,000.01 - $375,000.00	$3,060,768	12	0.61	$255,064	6.780	298.29	699	82.8
$375,000.01 - $400,000.00	$3,845,145	15	0.77	$256,343	5.479	297.44	726	79.5
$400,000.01 - $425,000.00	$2,693,899	10	0.54	$269,390	5.644	297.08	702	85.7
$425,000.01 - $450,000.00	$2,382,546	6	0.48	$397,091	7.128	298.62	740	88.2
$450,000.01 - $475,000.00	$2,079,505	7	0.41	$297,072	6.955	298.55	725	88.8
$475,000.01 - $500,000.00	$11,567,516	34	2.31	$340,221	5.487	298.39	734	77.6
$500,000.01 - $525,000.00	$1,144,963	3	0.23	$381,654	6.899	296.56	667	83.4
$525,000.01 - $550,000.00	$219,530	1	0.04	$219,530	4.000	298.00	755	90.0
$550,000.01 - $575,000.00	$1,049,434	2	0.21	$524,717	4.971	298.00	769	90.1
$575,000.01 - $600,000.00	$800,000	2	0.16	$400,000	8.063	297.50	723	92.4
$600,000.01 - $625,000.00	$1,677,095	3	0.33	$559,032	5.367	297.37	736	81.7
$625,000.01 - $650,000.00	$1,903,728	4	0.38	$475,932	5.597	298.19	694	69.8
$650,000.01 - $675,000.00	$1,897,500	3	0.38	$632,500	5.507	297.93	722	84.7
$675,000.01 - $700,000.00	$1,560,904	4	0.31	$390,226	6.644	297.02	716	84.6
$700,000.01 - $725,000.00	$1,320,074	2	0.26	$660,037	5.258	297.08	709	80.0
$725,000.01 - $750,000.00	$3,513,738	5	0.70	$702,748	5.829	298.43	711	70.8
$775,000.01 - $800,000.00	$1,522,640	4	0.30	$380,660	5.923	297.74	748	78.1
$825,000.01 - $850,000.00	$894,324	2	0.18	$447,162	5.395	297.11	746	61.3
$875,000.01 - $900,000.00	$1,776,250	2	0.35	$888,125	6.822	297.99	724	84.8
$900,000.01 - $925,000.00	$2,113,537	3	0.42	$704,512	5.917	297.60	709	82.9
$925,000.01 - $950,000.00	$1,813,750	2	0.36	$906,875	8.072	293.57	675	97.4
$950,000.01 - $975,000.00	$345,035	1	0.07	$345,035	6.125	298.00	714	74.3
$975,000.01 - $1,000,000.00	$8,092,300	10	1.61	$809,230	5.155	297.56	731	72.4
> $1,000,000.00	$6,620,693	5	1.32	$1,324,139	5.074	297.74	709	59.1
	$501,456,450	5,809	100.00	$86,324	6.578	297.52	710	86.6

Lien Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Second	$501,456,450	5,809	100.00	$86,324	6.578	297.52	710	86.6
	$501,456,450	5,809	100.00	$86,324	6.578	297.52	710	86.6

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Current	$501,456,450	5,809	100.00	$86,324	6.578	297.52	710	86.6
	$501,456,450	5,809	100.00	$86,324	6.578	297.52	710	86.6

Origination Year

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2003	$10,279,099	131	2.05	$78,466	6.011	282.27	704	95.6



$501,456,450

Origination Year								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2004	$491,177,351	5,678	97.95	$86,505	6.589	297.84	711	86.4
	$501,456,450	5,809	100.00	$86,324	6.578	297.52	710	86.6

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.